Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

August 16, 2022

Re:	Grayscale Stellar Lumens Trust (XLM)
Amendment No. 1 to Registration Statement on Form 10
Filed June 29, 2022
File No. 000-56434

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Ben Phippen
Amit Pande
Sonia Bednarowski
Sandra Hunter Berkheimer

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Stellar Lumens Trust (XLM) (the “Trust”), this letter sets forth the Sponsor’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated August 2, 2022 on Amendment No. 1 to the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Trust’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Sponsor has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 2 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Exhibit 99.1

General

1.

We note your statements in the response letter regarding the role that Interstellar has played in the Stellar Network and XLM. Please revise to disclose Interstellar’s historical role in the development of the Stellar Network and XLM as well as Interstellar’s continuing involvement with the Stellar Network.

The Sponsor has revised the disclosure on page 51 of the Information Statement in response to the Staff’s comment.

2.

We note that you have removed your disclosure describing XLM as a hard fork in the Ripple Network and that, on page 20, you have revised your disclosure to state that the Zcash Network was cloned to launch the Zclassic Network. This disclosure appears to be inconsistent with the statement on page 5 of the “An Introduction to Stellar Lumens” document on your website, which states that XLM is the result of a fork, and with the statement on page 5 of the “An Introduction to Horizen” document on your website, which states that the Zclassic Network is the result of a fork of the Zcash Network. Please revise for clarity or tell us why the disclosure in your registration statement differs from the information on your website. In this regard, we note that the information should be consistent.

U.S. Securities and Exchange Commission

The Sponsor has revised the disclosure on page 4 of the Information Statement in response to the Staff’s comment. The Zclassic Network was erroneously indicated to be a fork of the Zcash Network in the “An Introduction to Horizen” document on the Trust’s website and the Sponsor has corrected the error.

3.

Refer to your response to comment 17 in which you state that due to the fact-based nature of the analysis regarding whether XLM is a security, the Sponsor acknowledges that XLM, in its current form and/or if the characteristics of XLM change over time, may in the future be found by the SEC or a federal court to be a security. Please revise your disclosure to clarify that XLM, based on the relevant facts as they exist today, may be a security under the federal securities laws.

The Sponsor has revised the disclosure on page 40 of the Information Statement in response to the Staff’s comment.

4.

We note from your disclosure that you will transact in XLM, for example receiving XLM from the Authorized Participant and selling XLM to raise the funds needed for the payment of any Additional Trust Expenses. Please describe the AML, KYC and any other procedures conducted by the Trust, Sponsor and Authorized Participant to determine, among other things, whether the counter-party in such transactions is not a sanctioned entity. To the extent the Trust, Sponsor or Authorized Participant may not know the counter-party when transacting in XLM, please add risk factor disclosure regarding the potential risk of transacting in XLM with a sanctioned entity and the impact if such a transaction occurs.

The Sponsor has revised the disclosure on page 23 of the Information Statement in response to the Staff’s comment.

Overview, page 4

5.

Please disclose here that “[t]he Sponsor does not intend to permit the Trust to continue holding XLM (and therefore would dissolve the trust) if the Sponsor determines it is a security under the federal securities laws, whether that determination is initially made by the Sponsor itself, or because the SEC or a federal court subsequently makes that determination.”

The Sponsor has revised the disclosure on pages 6 and 7 of the Information Statement in response to the Staff’s comment.

Risk Factors

Risk Factors Related to Digital Assets

Digital assets represent a new and rapidly evolving industry, page 15

6.	Refer to your response to comment 8. Please revise to disclose whether you are aware of any plans to introduce privacy-preserving features to the Stellar Network.

The Sponsor has revised the disclosure on page 16 of the Information Statement in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

7.	Refer to your response to comment 11. Please revise your disclosure here and on page 61 to explain the role of “watcher nodes” on the Stellar Network.

The Sponsor has revised the disclosure on page 17 of the Information Statement in response to the Staff’s comment.

If the transaction fees for recording transaction on the Stellar Network, page 17

8.

Refer to your response to comment 13. Please revise your disclosure in this risk factor to highlight that, in contrast to miners of Bitcoin and other crypto assets, validators on the Stellar Network do not receive crypto asset rewards.

The Sponsor has revised the disclosure on page 18 of the Information Statement in response to the Staff’s comment.

A determination that XLM or any other digital asset is a “security” may adversely affect the value of XLM..., page 38

9.

Please remove your statement that “the SEC staff has not provided any guidance as to the security status of XLM” as it is inconsistent with your disclosure elsewhere in this risk factor. We note, for example, your disclosure that the Sponsor, in conducting its analysis, takes into account a number of factors, including “reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws.”

The Sponsor has revised the disclosure on page 40 of the Information Statement in response to the Staff’s comment.

10.

We note your statement that the Sponsor discusses the security status of XLM with its external securities lawyers. Please revise to clarify, if true, that external securities counsel has provided the Sponsor with a memorandum regarding the status of XLM under the federal securities laws.

The Sponsor has revised the disclosure on page 41 of the Information Statement in response to the Staff’s comment.

Overview of Stellar Lumens

Creation of XLM, page 52

11.

Please include cross-references to your discussion of the risks that may be associated with the fact that Stellar Development Foundation created the full amount of XLM and then distributes it via its distribution procedures, as opposed to block creation via mining or validation as associated with crypto assets such as Bitcoin, and to your discussion of how a centralized distribution procedure, which can be changed by the SDF, may present risks to the future volume or price of XLM.

The Sponsor has revised the disclosure on page 53 of the Information Statement in response to the Staff’s comment.

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

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U.S. Securities and Exchange Commission

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC

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